Exhibit 99.1

Locafy Named a Finalist in the 2022-2023 Cloud Awards

Locafy Included Among Five Finalists in the Best Software as a Service (Outside USA) Category

PERTH, Australia – January 25, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or “the Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced that it was included as a finalist in the international cloud computing program, The Cloud Awards.

Locafy was named with four other companies as finalists in the Best Software as a Service (Outside USA) category, specifically for its Proximity Network and Proximity Booster technologies. The Cloud Awards program includes more than 30 software categories that recognize excellence in the cloud across industry verticals. The full finalist list includes companies spanning the Americas, Australia, Europe and the Middle East, and can be found here. Winners will be announced on February 7, 2023.

Proximity Network and Proximity Booster increase local business prominence in search for relevant keywords in specific areas. Proximity Network generates a series of fast-loading landing pages that mirror original websites and are optimized to specific locations, while Proximity Boost impacts and expands the reach for a business’s Google Business Profile so the business appears in map pack results. Combined, these technologies provide businesses with speed and range in their webpages and increased prominence in local search results, crucial for businesses hoping to locate new customers in their neighborhoods.

“We are honored to be named a finalist in this year’s Cloud Awards competition,” said Locafy CEO Gavin Burnett. “Such an industry recognition at this stage is a strong endorsement of our Proximity Network and Proximity Boost technologies, which were first released in June of 2021. Still, we believe that our products have significant room to improve, and are encouraged by our robust pipeline of new developments that we expect to share in the coming quarters. We look forward to the path ahead as we invest in our platform to continue providing best-in-class SEO software solutions to our partners.”

“Advancing to the next stage of The Cloud Awards program is a remarkable achievement, and we’re excited to celebrate with each of our finalists who made the cut,” said Head of Operations for the Cloud Awards James Williams. “Locafy’s creative solutions exceeded all of our expectations, and the Company deserves to be named a Cloud Awards finalist. With such a strong shortlist, for Locafy to move on to the finalist stage is a huge result. We look forward to announcing the winners of The Cloud Awards next month, and we wish our finalists luck in an outstandingly competitive year.”

After the completion of this year’s program, The Cloud Awards will then open for entries to its 2023-2024 program alongside its sister programs, The SaaS Awards and The Cloud Security Awards. For more information about The Cloud Awards, please visit the organization’s website at https://www.cloud-awards.com/.

For more information about Locafy, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2022. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com